

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2011

David J. Anderson
Chief Financial Officer
Honeywell International Inc.
101 Columbia Road
Morris Township, New Jersey 07962

> **Re: Honeywell International Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 12, 2010**
> **Form 10-Q for Fiscal Quarter Ended April 3, 2010**
> **Filed April 23, 2010**
> **Form 10-Q for Fiscal Quarter Ended July 3, 2010**
> **Filed July 23, 2010**
> **File No. 001-08974**

Dear Mr. Anderson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief